Announcement








                  Company Amvescap PLC
                  TIDMAVZ
                  HeadlineSAR - Oxford Glycosciences
                  Released15:51 6 Feb 2003
                  Number1751H






      FORM SAR 3

      Lodge with Company Announcements Office and the Panel. A copy must also be sent to the company the shares of which are acquired.

      Date of disclosure 6 FEBRUARY 2003

      DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING
      SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

      Date of acquisition  5 FEBRUARY 2003

      Acquisition in ......... OXFORD GLYCOSCIENCES PLC ....... (name of company)

      (1)Class of voting shares
      (eg ordinary shares)Number of shares/rights over shares acquired If rights over shares acquired, as opposed to the shares themselves, specify nature of rights

       ORDINARY 5P 468,200 shares        -
            -N/A     rights        -

      (2)Resultant total holding
      of voting shares (and %
      of total voting shares
      in issue)Resultant total holding
      of rights over shares
      (and % of total voting
      shares in issue) Total percentage


       10,429,983 (18.72%)-10,429,983 (18.72%)

      (3)Party making disclosure................ AMVESCAP PLC ..........

      (4)(a)Name of person acquiring shares or rights over shares

      DISCRETIONARY MANAGED CLIENTS OF AMVESCAP
      and, if different, beneficial owner ...............................

       (b)Names of any other persons acting by
      agreement or understanding (see SAR 5)..............................


      Signed, for and on behalf of the party named in (3) above......
      R. CLYDE
      ....

      (Also print name of signatory)............ROBERT
      CLYDE.......................

      Telephone and extension number........... 020 7065
      3720......................

      Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.




For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section. Tel. No: 020 7638 0129.
Email:monitoring@disclosure.org.uk


END